

Mail Stop 4631

August 26, 2009

Mr. Robert W. Raiford
Chief Financial Officer
ENGlobal Corporation
654 N. Sam Houston Pkwy East, Suite 400
Houston, TX 77060

      RE: **Form 10-K for the fiscal year ended December 31, 2008**
               Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009
               Schedule 14A filed on April 30, 2009
               File No. 1-14217

Dear Mr. Raiford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief